EXHIBIT 99.1

TSX-V: MCLD NASDAQ: MCLD

mCloud

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless otherwise noted)

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Financial Position

Unaudited - Expressed in Canadian Dollars

	Notes		March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents			$1,873,021	$4,588,057
Trade and other receivables	5		13,736,106	14,566,975
Current portion of prepaid expenses and other assets			2,287,443	2,355,350
Current portion of long-term receivables	5		471,909	397,060
Total current assets			$18,368,479	$21,907,442
Non-current assets
Prepaid expenses and other assets			$165,698	$622,577
Long-term receivables	5		992,732	343,371
Right-of-use assets	6		7,033,377	916,028
Property and equipment			564,253	649,403
Intangible assets			18,923,489	20,585,833
Goodwill			27,042,823	27,081,795
Total non-current assets			$54,722,372	$50,199,007
Total assets			$73,090,851	$72,106,449
LIABILITIES
Current liabilities
Bank indebtedness	9		$4,710,549	$3,460,109
Trade payables and accrued liabilities	7		17,079,919	12,421,309
Deferred revenue	4		4,694,450	2,811,408
Current portion of loans and borrowings	8		12,480,038	12,447,939
Current portion of convertible debentures	10	(a)	22,922,383	22,185,170
Warrant liabilities	11		6,060,782	8,880,038
Current portion of lease liabilities	6		453,855	410,674
Business acquisition payable			1,389,094	1,398,972
Total current liabilities			$69,791,070	$64,015,619
Non-current liabilities
Convertible debentures	10	(b)	$111,411	$110,540
Lease liabilities	6		6,773,990	634,798
Loans and borrowings	8		646,137	767,662
Deferred income tax liabilities			1,407,503	2,291,057
Total liabilities			$78,730,111	$67,819,676
EQUITY (DEFICIT)
Share capital			118,275,850	118,195,363
Contributed surplus			11,408,263	11,040,751
Accumulative other comprehensive income			2,202,000	1,571,998
Deficit			(139,793,643)	(130,016,073)
Total shareholders’ equity (deficit)			$(7,907,530)	$792,039
Non-controlling interest			2,268,270	3,494,734
Total equity (deficit)			$(5,639,260)	$4,286,773
Total liabilities and equity			$73,090,851	$72,106,449

Going concern (Note 2); Events after the reporting period (Note 8, 9, 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on May 16, 2022

“Russ McMeekin”	“Michael Allman”
Director	Director

1 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars except number of shares)

		Three months ended March 31,
	Notes	2022	2021
			Recast (Note 2)
Revenue	4		$7,435,566
Cost of sales			(3,258,730)
Gross profit		$2,497,247	$4,176,836
Expenses
Salaries, wages and benefits		5,314,330	4,870,395
Sales and marketing		762,231	184,699
Research and development		531,950	749,164
General and administration		2,552,013	1,337,361
Professional and consulting fees		3,176,043	1,739,421
Share-based compensation	13	252,933	375,274
Depreciation and amortization		1,943,213	1,970,950
Total expenses		$14,532,713	$11,227,264
Operating loss		$12,035,466	$7,050,428
Other expenses (income)
Finance costs	15(a)	$1,858,637	$2,235,927
Foreign exchange loss		622,509	367,428
Business acquisition costs and other expenses		—	324,410
Fair value (gain) loss on derivatives	15(b)	(2,493,270)	1,564,149
Other income	15(c)	(398,268)	(1,910,306)
Loss before tax		$11,625,074	$9,632,036
Current tax expense		288,863	238,797
Deferred tax recovery		(890,816)	(119,224)
Net loss for the period		$11,023,121	$9,751,609
Other comprehensive (income) loss Foreign subsidiary translation differences		(649,089)	(385,347)
Comprehensive loss for the period		$10,374,032	$9,366,262

Net loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$9,777,570	$10,270,725
Non-controlling interest	1,245,551	(519,116)
	$11,023,121	$9,751,609
Comprehensive loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$9,147,568	$9,923,174
Non-controlling interest	1,226,464	(556,912)
	$10,374,032	$9,366,262

Loss per share attributable to mCloud shareholders - basic and diluted	$0.61	$1.12
Weighted average number of common shares outstanding - basic and diluted	16,147,560	9,171,378

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars except number of shares)

	Notes	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Total Shareholders’ Equity (Deficit)	Non- controlling Interest	Total Equity (Deficit)
Balance, December 31, 2021		16,138,069	$118,195,363	$11,040,751	$1,571,998	$(130,016,073)	$792,039	$3,494,734	$4,286,773
Share-based payments	13	—	—	252,933	—	—	252,933	—	252,933
RSUs exercised	12(a)	12,031	80,487	(80,487)	—	—	—	—	—
Warrants issued in financing	12(b)	—	—	195,066	—	—	195,066	—	195,066
Net loss for the period		—	—	—	—	(9,777,570)	(9,777,570)	(1,245,551)	(11,023,121)
Other comprehensive income for the period		—	—	—	630,002	—	630,002	19,087	649,089
Balance, March 31, 2022		16,150,100	$118,275,850	$11,408,263	$2,202,000	$(139,793,643)	$(7,907,530)	$2,268,270	$(5,639,260)

Balance, December 31, 2020		9,168,416	$83,120,611	$8,518,476	$1,669,596	$(85,686,366)	$7,622,317	$3,836,202	$11,458,519
Share-based payments		—	—	375,274	—	—	375,274	—	375,274
RSUs exercised		4,278	53,429	(53,429)	—	—	—	—	—
Broker warrants issued		—	—	360,108	—	—	360,108	—	360,108
Net (loss) income for the period		—	—	—	—	(10,270,725)	(10,270,725)	519,116	(9,751,609)
Other comprehensive income for the period		—	—	—	347,551	—	347,551	37,796	385,347
Balance, March 31, 2021 - Recast (Note 2)		9,172,694	$83,174,040	$9,200,429	$2,017,147	$(95,957,091)	$(1,565,475)	$4,393,114	$2,827,639

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

		Three months ended March 31,
	Notes	2022	2021
Operating activities			Recast (Note 2)
Net loss for the period		$(11,023,121)	$(9,751,609)
Items not affecting cash:
Depreciation and amortization		1,943,213	1,970,950
Share-based compensation	13	252,933	375,274
Finance costs	15(a)	1,858,637	2,235,927
Fair value (gain) loss on derivatives	15(b)	(2,493,270)	1,564,149
Other income	15(c)	(2,841)	(697,237)
Recovery of expected credit loss		(54,782)	—
Unrealized foreign currency exchange (gain) loss		(26,400)	71,956
Current tax expense		288,863	238,797
Deferred income tax recovery		(890,816)	(119,224)
Increase (decrease) in working capital	16(a)	7,353,522	(41,509)
Interest paid		(976,459)	(777,149)
Net cash used in operating activities		$(3,770,521)	$(4,929,675)
Investing activities
Acquisition of property and equipment		$(11,040)	$(20,486)
Expenditure on intangible assets		—	(440,965)
Net cash used in investing activities		$(11,040)	$(461,451)
Financing activities
Payment of lease liabilities		$(121,068)	$(297,637)
Repayment of loans		(3,273,055)	(2,641,604)
Proceeds from loans and bank indebtedness, net of transaction costs		4,310,588	2,151,212
Net change in bank overdraft		173,102	66,153
Proceeds from issuance of convertible debentures, net of costs		—	5,329,835
Net cash provided by financing activities		$1,089,567	$4,607,959
Net decrease in cash and cash equivalents		$(2,691,994)	$(783,167)
Effect of exchange rate fluctuations on cash held		(23,042)	(18,297)
Cash and cash equivalents, beginning of period		4,588,057	1,110,889
Cash and cash equivalents, end of period		$1,873,021	$309,425

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 1 - NATURE OF OPERATIONS

mCloud Technologies Corp. (“mCloud” or the “Company”), is a provider of proprietary technology solutions, AssetCare. Customers use AssetCare software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare is an asset management platform combining IoT, AI and the cloud to drive next-level performance and efficiency. mCloud offers foundational enterprise technology solutions enabling capabilities such as secure communications, connected work, and remote monitoring.

The Company is domiciled in Vancouver, Canada with its head office in Calgary, Alberta and its registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8.

The Company’s common shares trade on the TSX.V trading in Canadian dollars under the symbol MCLD, on the Nasdaq Stock Market LLC (“NASDAQ”) in U.S. dollars under the symbol MCLD, and on the OTCQB Venture Market under the symbol MCLDF.

NOTE 2 - BASIS OF ACCOUNTING

Basis of preparation

These condensed consolidated interim financial statements of the Company include the accounts of the Company, the ultimate parent company of its consolidated group, and its subsidiaries, and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted as they are not required for interim financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements and notes thereto for the year ended December 31, 2021 (the “2021 Annual Financial Statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to the understanding of changes in the Company’s financial position and performance since the last annual financial statements.

The Company’s presentation currency is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. Certain disclosures include the use of U.S. Dollars (“USD” or “US$”) in describing certain financing transactions. These condensed consolidated interim financial statements have been prepared on a going-concern basis, under the historical cost convention except for certain financial instruments that have been measured at fair value. There were no changes in the entities contained in the consolidated results or the equity percentage held by the Company from December 31, 2021, as presented in Note 33(A) to the 2021 Annual Financial Statements.

The Company has reclassified certain comparative figures in the condensed consolidated interim financial statements to conform to the current year presentation. Total revenues recognized in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021, have been corrected between the four quarters ended March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021. The adjustment to the previously reported amounts for the three months ended March 31, 2021, resulted in a decrease to revenue and a corresponding increase to net loss and net loss attributable to mCloud shareholders of $945,470. Net loss per share increased to a net loss of

$1.12 per share from $1.02 per share - basic and diluted.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 33 to the 2021 Annual Financial Statements.

These condensed consolidated interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on May 16, 2022.

Going Concern

The outbreak of the COVID-19 pandemic and the measures adopted by governments in countries worldwide to mitigate the pandemic’s spread have impacted the Company. These measures required the Company to restrict deployment of technical services due to the in-person nature of these activities and delayed the start of certain projects throughout 2021 and into 2022. This negatively impacted the Company’s financial performance and liquidity position. While restrictions continue to ease there have been increased cases of COVID-19 and there is still uncertainty over how COVID-19 will impact the Company’s business and the timing of future revenues.

5 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 2 - BASIS OF ACCOUNTING (continued)

Going concern (continued)

During the three months ended March 31, 2022, the Company generated a net loss of $11,023,121 and negative cash flows from operating activities of $3,770,521. At March 31, 2022, the Company had a working capital deficiency of $51,422,591. Working capital deficiency is a non-IFRS measure which is calculated as current assets less current liabilities. Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency.

The most significant cash outflows included in current liabilities include the repayment of the 2019 Convertible Debentures of $24,043,938 if not converted on or before June 30, 2022 (Note 10(a)); loans and borrowings of $14,087,476 including principal and interest payments; payment of trade and other payables of $17,079,919; and payments associated with leases of approximately $1,350,000.

Based on the Company’s liquidity position at the date of authorization of these condensed consolidated interim financial statements and considering the uncertainty surrounding the impact of the pandemic, management estimates that it will need additional financing to meet its financial obligations. The Company is currently working with stakeholders and others to address the working capital deficiency. In the long-term, the ability of the Company to operate as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with operations. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past and anticipates the lenders will not accelerate repayment of loans with covenant breaches as of March 31, 2022, and potential breaches forecasted over the coming year, there is no assurance that it will be successful in closing further financings in the future or obtaining waivers of the covenant breaches.

As a result, these factors are indicators that material uncertainties exist that raises significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts and other mitigating strategies, about the future which is at least, but not limited to, 12 months from the end of the reporting period. Management has considered the following in its assessment that the going concern assumption remains appropriate:

•	the plan for the repayment of the 2019 Convertible Debentures;
•	the repayment of a portion of the term loan on May 6, 2022 and the agreement executed whereby the term loan will be repaid in full on or before October 31, 2022 (Note 8);
•	the likelihood that undrawn funds under the revolving operating facility will be available and will not be required to be repaid (Note 9);
•	the required cash principal and interest payments on indebtedness;
•	the likelihood of payments required under contingent consideration arrangements;
•	the available funding of US$15,000,000 under a promissory note executed on March 28, 2022 (Note 8);
•	cash inflows from current operations, expected government assistance in the form of wage and rent subsidies, and expected increases in revenues and cash flows resulting from new revenue contracts expected over the next 12 months due to the anticipated reduction of COVID-19 related restrictions; and
•	future debt and equity raises.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. These condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

6 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the preparation of the condensed consolidated interim financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future period.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, in preparing these condensed consolidated interim financial statements, as described in Note 3 to the 2021 Annual Financial Statements.

NOTE 4 - REVENUE

The Company’s operations and main revenue streams are those described in Note 33(C) to the 2021 Annual Financial Statements. All of the Company’s revenue is derived from contracts with customers. In the following tables, revenue is disaggregated by major service line and timing of revenue recognition.

	Three months ended March 31,
	2022	2021
AssetCare initialization [1]	$414,491	$515,243
AssetCare over time [2]	3,989,128	6,434,509
Engineering services [3]	25,984	485,814
	$4,429,603	$7,435,566

1       Revenues from initial implementation and activation of AssetCare projects, including the sale of hardware.

[2]	Revenues include sales of subscriptions to AssetCare, other subscriptions, post contract support and maintenance, perpetual software licenses, and installation and engineering services.
[3]	Revenues includes consulting, implementation and integration services entered into on a time and materials basis or fixed fee basis without the use of AssetCare.

	Three months ended March 31,
Revenue recognized	2022	2021
Over time	$3,862,204	$5,448,710
At a point in time upon completion	567,399	1,986,856
	$4,429,603	$7,435,566

The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

	Three months ended March 31,
	2022	2021
Canada	$2,038,976	$4,411,599
Americas	1,520,075	1,249,604
Asia Pacific	677,868	1,718,738
Other	192,684	55,625
Total revenue	$4,429,603	$7,435,566

7 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 4 - REVENUE (continued)

Significant changes in unbilled revenue and deferred revenue balances are as follows:

	Unbilled revenue	Deferred revenue
Balance at December 31, 2021	$756,042	$2,811,408
Additions	701,415	3,878,164
Less: transferred to trade and other receivables	(365,250)	—
Less: recognized in revenue	—	(2,008,935)
Effect of movements in exchange rates	—	13,813
Balance at March 31, 2022	$1,092,207	$4,694,450

NOTE 5 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	March 31, 2022	December 31, 2021
Trade receivables from contracts with customers	$13,228,784	$14,204,320
Unbilled revenue (Note 4)	1,092,207	756,042
Indirect taxes receivable	201,567	148,200
Income taxes receivable	4,027	2,217
Other receivables	660,041	919,954
Contract asset	66,794	86,777
Loss allowance	(1,517,314)	(1,550,535)
Total trade and other receivables - current	$13,736,106	$14,566,975

Long-term receivables

Long-term receivables represent receivables associated with revenue contracts whereby certain customers make fixed monthly installment payments over a period of time, ranging from one to three years, for performance obligations delivered upfront. For contracts where all performance obligations were completed except for monthly post contract and support maintenance, amounts due are included in trade receivables from contracts with customers.

	March 31, 2022	December 31, 2021
Current portion of long-term receivables [1]	$471,909	$397,060
Non-current portion of long-term receivables [2]	992,732	343,371
Total long-term receivables	$1,464,641	$740,431

1 Net of expected credit loss allowance of $94,590 at March 31, 2022 (December 31, 2021 - $95,064).

2 Net of expected credit loss allowance of $61,619 at March 31, 2022 (December 31, 2021 - $61,619).

NOTE 6 - LEASES

Information about the Company’s leases are presented in Note 8, Note 26(a) and Note 30 to the Company’s 2021 Annual Financial Statements. In October 2021, the Company executed a 12-year lease for office space in Calgary, Alberta. Basic rent and estimated common area expense payments commence in December 2022, preceded by a fixturing period which the Company will use to build out the space. Effective January 2022, the Company recognized a right-of-use asset associated with this office space of $6,322,509 and a related lease liability of $6,221,749.

The carrying value of all right-of-use assets at March 31, 2022 was $7,033,377 (December 31, 2021 - $916,028). Total lease liabilities were $7,227,845 at March 31, 2022 (December 31, 2021 - $1,045,472). The change in undiscounted contractual cash flows associated with this new lease are described in Note 14(c).

8 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 7 - TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2022	December 31, 2021
Trade payables	$9,885,772	$5,591,316
Accrued liabilities	5,516,799	5,398,389
Interest payable	230,120	233,854
Mastercard facility	397,098	296,669
Due to related parties	205,366	265,074
Income taxes payable	521,788	266,753
Indirect taxes payable	221,651	150,577
Other	101,325	218,677
Total trade payables and accrued liabilities	$17,079,919	$12,421,309

NOTE 8 - LOANS AND BORROWINGS

The Company’s loans and borrowings are described in Note 12 to the 2021 Annual Financial Statements. The carrying value of loans and borrowings by entities controlled by the Company are as follows:

	March 31, 2022	December 31, 2021
Term loan (a)	$8,878,345	$9,275,683
Nations Interbanc facility [2]	2,911,501	2,639,143
Debenture payable to Industry Canada	27,430	26,412
Loan payable to related party	335,129	335,860
Oracle financing	714,197	826,418
Other loans and financing	259,573	112,085
Total	$13,126,175	$13,215,601

Current	$12,480,038	$12,447,939
Non-current	$646,137	$767,662
Total [1]	$13,126,175	$13,215,601

[1]	Note 16(b) includes the reconciliation of liabilities to cash flows arising from financing activities.

[2]	Nations advanced $3,053,250 under the factor and security agreement and was repaid $2,907,550 in the three months ended March 31, 2022 (three months ended March 31, 2021 - $1,516,107 advances and $2,200,370 repayments).

Loan repayment terms vary depending on the nature of the debt. Total interest expense associated with loans and borrowings recognized in net loss was $396,703 for the three months ended March 31, 2022 (three months ended March 31, 2021 - $247,364) (Note 15(a)).

a)	Term Loan

At March 31, 2022, the term loan with Fiera Private Debt Fund VI LP (“Fiera”) matures in August 2026 and the loan is secured against the assets of the Company. Blended payments of principal and interest of $585,759 were paid for the three months ended March 31, 2022 (three months ended March 31, 2021 - $585,759). The term loan contains covenants with quarterly and quarter end metrics. For the three months ended March 31, 2022, the Company did not meet certain minimum covenants and therefore the term loan is due on demand as was the case at December 31, 2021, has been classified as current until such time as the covenants are in compliance. Subsequent to March 31, 2022, the Company entered into an agreement which impacts the terms and repayment of this loan (Note 17(a)).

9 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 8 - LOANS AND BORROWINGS (continued)

b)	Financing of Electric Vehicle Development Projects

In conjunction with the Company’s agreements to provide AssetCare solutions to optimize Electric Vehicle (“EV”) charging efficiency at auto dealerships in the states of New York and California (the “EV Dealership Projects”), on March 28, 2022, a subsidiary of the Company executed a promissory note in the aggregate principal amount of US$15,000,000 (the “Note”) with Carbon Royalty Corp. (“Carbon”). EV Dealership Projects are the design, installation and operation of integrated power systems consisting of solar, batteries and EV charging power stations for auto dealerships.

The initial principal amount under the Note of US$5,000,000 was funded on April 1, 2022 and an additional US$10,000,000 was funded on May 5, 2022 (the “Loans”). The Loans mature on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. In addition to the interest payments, the Note requires certain income-based payments, including tax incentives, be made from the borrower to the lender based on income resulting from the EV dealership projects over their 20-year term. The Loan may not be prepaid unless authorized by the lender. The Loans contain representations, warranties and covenants which must be complied with to avoid an event of default which will allow the lender to demand repayment and increase the interest rate to 18%, amongst other implications. Subsequent to March 31, 2022, the Company, Carbon and Fiera executed an agreement specifying the security held by Carbon (Note 17(b)).

NOTE 9 - BANK INDEBTEDNESS

	March 31, 2022	December 31, 2021
ATB Financial revolving operating facility	$4,543,133	$3,460,109
Bank overdraft	167,416	—
Total	$4,710,549	$3,460,109

ATB Financial Facility

The Company’s secured revolving operating facility (“ATB Facility”) with ATB Financial (“ATB”) is described in Note 13 to the 2021 Annual Financial Statements. During the three months ended March 31, 2022, additional draws of $1,077,000 were made. Subsequent to March 31, 2022, $670,000 was repaid in accordance with the agreement.

The ATB Facility is subject to certain reporting and financial covenants. The Company was in compliance with these covenants at March 31, 2022. At March 31, 2022, ATB had the ability to restrict further advances under the ATB Facility as a result of the Fiera covenant breach.

NOTE 10 - CONVERTIBLE DEBENTURES

a) 2019 Convertible debentures

	March 31, 2022	December 31, 2021
Opening balance	$22,380,649	$19,767,472
Interest paid	(586,438)	(2,345,750)
Accreted interest at effective interest rate	1,323,651	4,958,927
Carrying amount of liability component	$23,117,862	$22,380,649
Less: interest payable	(195,479)	(195,479)
Total - current	$22,922,383	$22,185,170

10 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 10 - CONVERTIBLE DEBENTURES (continued)

a)	2019 Convertible debentures (continued)

The Company completed a private placement offering of convertible unsecured subordinated debentures (the “2019 Debentures”) for total aggregate gross proceeds of $23,507,500 in July 2019. The 2019 Debentures bear interest at a rate of 10% per annum, paid quarterly, and mature on June 30, 2022, at which time the principal amount of $23,457,500 and any unpaid interest is repayable in cash if the 2019 Debentures have not been converted at the option of the holder or otherwise extinguished.

The principal amount of the 2019 Debentures is convertible into 1,563,833 units of the Company at the option of the holder at a conversion price of $15.00 per unit. Each unit is comprised of one common share and one share purchase warrant. If the debentures are converted, each warrant is exercisable to acquire one common share at an exercise price of $22.50 until June 2024.

b)	2021 Convertible debentures

	March 31, 2022	December 31, 2021
2021 Convertible debenture liability	$70,542	$69,034
2021 Convertible debenture embedded derivative	40,869	41,506
Total - non-current	$111,411	$110,540

Note 14(b) to the 2021 Annual Financial Statements describes the transactions associated with the Company’s issuance and subsequent conversion of the majority of the 2021 Debentures. At December 31, 2021, there was only one remaining convertible debenture outstanding in the principal amount of U$75,000 which matures January 2024, bears interest at 8% per annum and is convertible to the Company’s equity at a conversion price of $5.75 (US$4.59). Interest is due and paid in cash on a quarterly basis.

NOTE 11 - WARRANT LIABILITIES

	March 31, 2022	December 31, 2021
Derivative warrant liabilities - 2021 Debentures (a)	$1,183,883	$1,868,541
Derivative warrant liabilities - USD equity financing (b)	4,175,673	6,106,596
Warrant liability related to business acquisition (c)	701,226	709,835
Other warrant liability (c)	—	195,066
Total, all current	$6,060,782	$8,880,038

Derivative warrant liabilities

The Company issued warrants in conjunction with debt and equity transactions. Certain of these warrants are classified as derivatives which are recognized as financial liabilities. At the issuance date and each reporting date until warrants are exercised, the fair value of the liability is remeasured, with changes in the fair value recorded as gains or losses in the consolidated statements of loss and comprehensive loss. There were no new derivative warrants issued or warrants exercised in the three months ended March 31, 2022. A description of the warrants issued in the year ended December 31, 2021, and the valuation thereof, are disclosed in Note 15 to the 2021 Annual Financial Statements.

a)	Warrants associated with 2021 Debentures

The 2,107,787 common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$6.87 and expire August 13, 2024. At March 31, 2022, the warrants were remeasured at a fair value of $1,183,883, resulting in a $656,001 gain on remeasurement. The fair value of derivative warrants at March 31, 2022 of $0.56 per warrant was calculated using the Black-Scholes option pricing model (“Black-Scholes model”) with the following inputs and assumptions: share price of $5.50, Canadian dollar equivalent exercise price of $8.61, risk free rate of 2.34%, expected life of 2.37 years, expected volatility of 42%, and no expected dividends. These warrants are classified as a Level 3 fair value measurement.

11 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - WARRANT LIABILITIES (continued)

b)	Warrants associated with USD equity financing

The 2,415,000 common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$4.75 and expire November 29, 2026. On February 15, 2022, these warrants commenced trading on the NASDAQ, under the symbol MCLDW, and as a result, these warrants are classified as a Level 1 fair value measurement (previously Level 3) at March 31, 2022 (Note 14(b)). At March 31, 2022, the warrants were remeasured at a fair value of $4,175,673, resulting in a $1,837,269 gain on remeasurement. The fair value of derivative warrants at March 31, 2022 of $1.73 per warrant was based on the closing price of the warrants.

c)	Other warrant liabilities

Warrant liability related to business acquisition - Associated with the acquisition of Agnity, the Company assumed a warrant liability whereby the holder of the warrant has the option to convert the warrant into shares of Agnity, not the Company, by April 15, 2022, or receive a cash payment of US$552,250 at any time before the expiry of the warrant. The liability is measured at the Canadian dollar equivalent to its cash redemption amount which varies as a function of movements in exchange rates. Subsequent to March 31, 2022, the holder of the warrant provided notice to Agnity that they intend to receive a cash repayment.

Warrant liability related to ATB Financial - At December 31, 2021, the Company had an obligation to issue warrants to ATB. The fair value of the warrants was measured at the date the services were received in the amount of $195,066. On January 17, 2022, the Company issued 183,486 share purchase warrants to ATB which gives them the ability to purchase an equivalent number of common shares of the Company at an exercise price of $5.45 per share, maturing one year from date of issuance (Note 12(b)).

NOTE 12 - SHARE CAPITAL

a)	Common shares

The Company has an unlimited number of authorized voting shares with no par value. A summary of the shares issued during the year ended December 31, 2021 is described in Note 18(a) to the 2021 Annual Financial Statements. During the three months ended March 31, 2022, the Company issued 12,031 common shares on exercise of Restricted Share Units (Note 13(b)).

Commons shares in escrow

At March 31, 2022, the Company has 662,868 (December 31, 2021 - 681,024) common shares subject to escrow conditions resulting from business combinations and asset acquisitions in prior years. There were no additional common shares subject to escrow conditions added during the three months ended March 31, 2022. Escrow restrictions will be released on 441,912 shares in the year ending December 31, 2022, and for the remaining 220,956 shares in the year ending December 31, 2023.

b)	Warrants

The Company’s warrants outstanding as at March 31, 2022 and December 31, 2021 are as follows and include both warrants classified as equity-settled and warrants classified as financial liabilities (Note 11):

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2021	8,481,929	$8.83
Issued	183,486	5.45
Balance, March 31, 2022	8,665,415	$8.76

On January 17, 2022, the Company issued warrants to ATB to purchase an equivalent number of common shares of the Company and the warrant liability of $195,066 described in Note 11(c) was derecognized with an offsetting credit to contributed surplus for the value assigned to the warrants. The weighted average remaining contractual life of outstanding warrants was 2.8 years at March 31, 2022 (December 31, 2021 - 3.09 years). In addition to the outstanding warrants issued in the three months ended March 31, 2022 described above, Note 18(b) to the 2021 Annual Financial Statement includes a list of the outstanding warrants at December 31, 2021 by expiry date and exercise price.

12 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 13 - SHARE BASED PAYMENT ARRANGEMENTS

Share-based payment arrangements are discussed in Note 19 to the 2021 Annual Financial Statements.

The Company recorded share-based compensation as follows:

	Three months ended March 31,
	2022	2021
Stock options (a)	$192,147	$130,898
Restricted share units (b)	60,786	244,376
Total	$252,933	$375,274

a)	Stock Options
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2021	866,789	$8.81	7.5
Granted	48,199	$5.17	9.6
Forfeited	(92,453)	$7.09	9.1
Expired	(15,801)	$10.10	8.4
Outstanding, March 31, 2022	806,734	$8.76	7.5

At March 31, 2022, 285,295 stock options were exercisable at a weighted average exercise price of $10.94. Exercise prices of stock options range from $4.73 to $18.02 per option. As at March 31, 2022, unrecognized share-based compensation expense related to non-vested stock options granted is $1,231,192 (December 31, 2021 - $1,824,812).

The weighted average fair value of stock options granted during the three months ended March 31, 2022 of $151,094, or $3.13 per option, was calculated at the date of grant using the Black-Scholes model with the following weighted average assumptions and inputs: grant date share price of $5.18, exercise price of $5.17, risk-free rate of 1.62%, expected life of 6.5 years, expected volatility of 74%, forfeiture rate of 10%, and no expected dividends. Expected volatility is estimated taking into account historical share price volatility. There were no grants of stock options during the three months ended March 31, 2021.

b)	Restricted Share Units (“RSUs”)

The Company’s obligation to issue shares on the vesting of RSUs is an unfunded and unsecured obligation of the Company. A continuity of RSUs is as follows:

Number of RSUs
Outstanding, December 31, 2021	208,674
Granted	34,167
Exercised	(12,031)
Forfeited	(17,517)
Outstanding, March 31, 2022	213,293
Exercisable at March 31, 2022	115,257

During the three months ended March 31, 2022, 12,031 common shares were issued on the exercise of 12,031 RSUs at a weighted average share price at exercise of $6.69.

The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant and the total fair value of RSUs granted in the three months ended March 31, 2022 was $174,329. As at March 31, 2022, unrecognized share-based compensation expense related to non-vested RSUs granted was $310,434 (December 31, 2021 - $277,686).

13 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 14 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a)	Classification and measurement of financial assets and liabilities by category

The following represents the carrying values of the financial assets and liabilities of the Company and the associated measurement basis for each balance.

Financial assets	Measurement basis	March 31, 2022	December 31, 2021
Cash and cash equivalents	Amortized cost	$1,873,021	$4,588,057
Trade and other receivables [1]	Amortized cost	13,463,718	14,329,781
Long-term receivables	Amortized cost	1,464,641	740,431
		$16,801,380	$19,658,269
Financial liabilities
Bank indebtedness	Amortized cost	$4,710,549	$3,460,109
Trade payables and accrued liabilities [1]	Amortized cost	16,336,480	12,003,979
Loans and borrowings	Amortized cost	13,126,175	13,215,601
Lease liabilities	Amortized cost	7,227,845	1,045,472
2019 Debentures - host liability	Amortized cost	22,922,383	22,185,170
2021 Debentures - host liability	Amortized cost	70,542	69,034
2021 Debentures embedded derivative	FVTPL	40,869	41,506
Warrant liability - business acquisition	FVTPL	701,226	709,835
Warrant liabilities - derivatives (Note 11)	FVTPL	5,359,556	7,975,137
Business acquisition payable	FVTPL	1,389,094	1,398,972
		$71,884,719	$62,104,815

1       Excludes amounts for indirect taxes, income taxes and contract assets, where applicable.

Financial instruments not measured at fair value

The carrying values of the financial assets and liabilities where the measurement basis is other than FVTPL approximate their fair values due to the immediate or short-term nature of these instruments considering there have been no significant change in credit and market interest rates since origination date.

b)	Measurement of fair value

As described in Note 25 and Note 33(L) to the 2021 Annual Financial Statements, the fair value hierarchy establishes three levels to classify the significance of inputs to valuation techniques used in making fair value measurements of all financial assets and liabilities. At March 31, 2022 and December 31, 2021, there were no financial assets and financial liabilities measured and recognized at fair value on a non-recurring basis subsequent to initial recognition.

The Company’s policy for determining when a transfer between levels of the fair value hierarchy occurs is to assess the impact at the date of the event or change in circumstance that could result in the transfer. During the three months ended March 31, 2022, the warrant liabilities associated with the USD Equity financing were transferred from Level 3 to Level 1 as these warrants are now measured by reference to the closing price of the traded warrants (Note 11(b)). There were no other transfers between any of the levels during the three months ended March 31, 2022.

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities

The measurement of Level 2 financial assets and liabilities is made by reference to the inputs used to determine the fair value of each instrument using an appropriate valuation method. There were no changes in the valuation methodologies from those at December 31, 2021.

Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities

There were no changes in the valuation methodologies for Level 3 financial liabilities from those at December 31, 2021, except from the transfer between Level 3 to Level 1 described above. The Black-Scholes model remains in use for the warrants issued on conversion of the 2021 Debentures and is based on the quoted price of the Company’s common stock in an active market, expected volatility, expected life and risk-free rate.

14 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 14 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c)	Financial instruments risk

A description of the financial instruments and financial risks that the Company is exposed to and the management of these risks is included in Note 26 to the 2021 Annual Financial Statements. There were no significant changes in the Company’s exposure to those risks during the three months ended March 31, 2022, except for the additional commitments as noted below which impacts liquidity risk.

Contractual Obligations and Commitments

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2021 are disclosed in Note 26(a) and Note 30, respectively, to the 2021 Annual Financial Statements.

During the three months ended March 31, 2022, the most significant changes in contractual obligations disclosed in Note 26(a) were: (a) the addition of a new 12-year lease obligation of $9,529,000 for Calgary office space and variable lease payments associated with the Calgary office space of approximately $8,564,000, which were previously included in Note 30 as commitments; and (b) an additional $1,077,000 drawn under the ATB Facility, a portion of which was repaid subsequent to March 31, 2022 (Note 9). Contractual obligations at December 31, 2021, have been reduced by normal course payments made during the period to March 31, 2022 and have changed as trade payables and accrued liabilities continue to fluctuate.

NOTE 15 - OTHER INCOME / EXPENSE

a)	Finance Costs
	Three months ended March 31,
	2022	2021
Interest on loans and borrowings (Note 8)	$396,703	$247,364
Interest on convertible debentures	1,328,046	1,512,636
Interest on lease liabilities	83,049	79,675
Transaction costs expensed	18,929	367,504
Other finance costs	31,910	28,748
Total finance costs	$1,858,637	$2,235,927

b)	Fair value gain (loss) on derivatives
	Three months ended March 31,
	2022	2021
Gain on warrant liability remeasurement (Note 11) [1]	$(2,493,270)	$—
Gain on embedded derivatives [2]	—	(56,275)
Deferred charge loss [2]	—	1,620,424
Total fair value (gain) loss on derivatives	$(2,493,270)	$1,564,149

1 Change in fair value unrealized.

2 Associated with the 2021 Debentures (Note 10(b)).

15 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 15 - OTHER INCOME / EXPENSE (continued)

c)	Other income

	Three months ended March 31,
	2022	2021
Government assistance [1]	$(379,646)	$(1,176,374)
Government loan forgiveness	—	(117,312)
Derecognition of contingent consideration	—	(581,117)
Other	(18,622)	(35,503)
Total other income	$(398,268)	$(1,910,306)

1       Majority of government grants from the Canadian Government for wage and rental subsidies.

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

a)	Changes in non-cash working capital

For the three months ended March 31,	2022	2021
Trade and other receivables decrease (increase)	$660,336	$(775,128)
Long-term receivables (increase)	(735,779)	(3,332)
Prepaid expenses and other assets decrease (increase)	478,464	(36,106)
Trade payables and accrued liabilities increase	5,016,881	166,407
Deferred revenue increase	1,933,620	606,650
Increase (decrease) in working capital	$7,353,522	$(41,509)

b)	Changes in liabilities arising from financing activities

For the three months ended March 31,	2022	2021
Balance of loans, borrowings and PPP loans, beginning of period	$13,215,601	$14,102,718
New advances	3,233,250	2,151,212
Repayments of principal	(3,273,055)	(2,641,604)
Repayments of interest	(355,085)	(190,684)
Liability related items
Finance fees paid	170,530	12,981
Non-cash related items
Accretion of interest and debt issuance costs	206,849	230,392
Benefit from below market interest rate	—	(117,482)
Foreign exchange and other	(71,915)	(86,499)
Balance of loans, borrowings and PPP loans, end of period	$13,126,175	$13,461,034

c)	Non-cash investing and financing activities

For the three months ended March 31,	2022	2021
Non-cash accretion of interest included in finance costs [1]	$739,729	$759,709
Addition of right-of-use assets (Note 6)	$6,322,509	$—
Addition to lease liabilities (Note 6)	$6,221,749	$—
Non-cash broker warrants compensation	$—	$360,108
1	Associated with convertible debentures.

16 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 17 - EVENTS AFTER THE REPORTING PERIOD

a)	Loans and Borrowings - Change to Term Loan

On May 5, 2022, the Company and Fiera executed an Accommodation Agreement (the “Accommodation Agreement”) and the parties agreed that a portion of the outstanding principal amount under the term loan would be paid in addition to a prepayment penalty and accommodation fee. The Company paid a total of $2,044,086 on May 6, 2022. The parties also agreed that the remainder of the principal and interest due under the loan would be paid on or before October 31, 2022 (the “Repayment Date”). The term loan was amended to increase the interest rate charged from 6.85% to 9.5% effectively immediately and clarified that the Company is not required to maintain the financial covenants set out in the November 9, 2021 amending agreement. The Company may be required to repay the loan before the Repayment Date if the Company is in default or breach of the Accommodation Agreement. As part of the Accommodation Agreement, Fiera signed an agreement, whereby Fiera’s security is subordinate to the security granted to Carbon (Note 17(b)).

b)	Loans and Borrowings - Additional funding under promissory note with Carbon

On May 5, 2022, the Company, Carbon and Fiera executed a Subordination and Postponement Agreement (the “Subordination Agreement”), whereby the parties agreed that the security previously held by Fiera would be subordinate to the security to be granted to Carbon commencing on the date of the agreement. The security granted to Carbon means the EV Dealership Projects and to the extent related to the EV Dealership projects, all accounts, equipment and machinery, contracts and contract rights, including contracts with auto dealerships, inventory, cash and proceeds, rent and profits for each of the preceding. Execution of the Subordination Agreement was required for the additional funding under the Note to be released. A total of US$15,000,000 was funded subsequent to March 31, 2022 (Note 8(b)).

17 | Condensed Consolidated Interim Financial Statements

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com